BALL CORPORATION
Pension Plan for Certain Aerospace Salaried Employees

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
BALL CORPORATION 10 LONGS PEAK DRIVE BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2013	14

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ball Corporation 401(k) and Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31,  and , and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan as of December 31,  and , and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP
CliftonLarsonAllen LLP
Broomfield, Colorado
June 26, 2014

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments at fair value (See notes 3, 4 and 5)
Mutual funds	$1,203,093,154	$989,604,553
Ball Corporation common stock	453,832,118	433,838,541
Investment contracts	149,471,567	162,513,293
Total investments	1,806,396,839	1,585,956,387

Receivables:
Participant contributions	–	604,042
Employer contributions	667,063	10,106,339
Notes receivable from participants	26,661,965	27,475,687
Total receivables	27,329,028	38,186,068

Net assets available for benefits, at fair value	1,833,725,867	1,624,142,455

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,597,368)	(7,891,732)

Net assets available for benefits	$1,830,128,499	$1,616,250,723

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2013	2012
Additions:
Additions to net assets attributed to:

Investment income:
Dividends and interest	$43,103,287	$31,054,133
Net appreciation in fair value of investments (See Note 4)	239,380,225	177,387,429
Total investment income	282,483,512	208,441,562

Interest Income on notes receivable from participants	1,140,442	1,129,251

Contributions:
Participant	56,656,915	55,821,143
Employer, net of forfeitures	23,558,630	32,653,081
Rollovers, transfers in and other additions	3,207,009	5,930,370
Total contributions	83,422,554	94,404,594

Total additions	367,046,508	303,975,407

Deductions:
Deductions to net assets attributed to:

Distributions to participants	152,952,532	102,215,550
Administrative expenses and other (See note 8)	216,200	204,624
Total deductions	153,168,732	102,420,174

Net Increase in net assets	213,877,776	201,555,233

Net assets available for benefits:
Beginning of year	1,616,250,723	1,414,695,490
End of year	$1,830,128,499	$1,616,250,723

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

Note 1–Description of the Plan

The Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan established on September 1, 1983. The Plan was amended and restated on July 1, 1989, under the rules of Internal Revenue Code of 1986, as amended (“IRC”), Section 401(k), to add an employee stock ownership (the “ESOP”) feature which was qualified under IRC Sections 401(a) and 4975(e)(7). There is no active ESOP feature currently in the Plan. Participants should refer to the Summary Plan Description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2012, the Ball Advanced Aluminum Technologies Corp. Profit Sharing Plan was merged into the Ball Corporation 401(k) and Employee Stock Ownership Plan and all eligible employees at the Verona, VA facility could participate in the Ball Corporation 401(k) and Employee Stock Ownership Plan.

Participation

Essentially all U.S. salaried and U.S. hourly employees of Ball Corporation and participating subsidiaries (the “Company”) are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her hire date.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan. Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates tax deferred until withdrawal.

The Plan provides for the automatic enrollment of a 3 percent pretax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects to make no pretax contributions or elects to make pretax contributions of a different amount.

The Plan provides an automatic one-step increase whereby the automatic deferral percentage of 3 percent is automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent. Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contribution or suspend contributions entirely at any time. The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous eligible Plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

For certain employee groups, Company matching contributions are invested automatically in units of the Ball Corporation Common Stock Fund. The Ball Corporation Common Stock Fund included $351,740 and $1,254,862 in the Vanguard Prime Money Market Fund as of December 31, 2013, and 2012, respectively. These amounts are included in the mutual funds line in the Statements of Net Assets Available for Benefits. For remaining employee groups, Company matching contributions are invested according to participant elections. Participants whose Company matching contributions are automatically invested in the Ball Corporation Common Stock Fund may immediately diversify this investment.

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund.  In the event a participant’s investment in the Ball Common Stock Fund exceeds 35 percent, future contributions and loan payments to the Plan will be directed to the default investment fund until such time that the participant’s investment level in the Ball Common Stock Fund drops below 35 percent of their account value.  The default investment fund is the date-specific Target Retirement fund that most closely matches the participants expected retirement year (based on an assumed retirement age of 65).

Employees in the Company’s Aerospace and Technologies division who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. This provision allows up to a maximum of 4 percent of the employee’s pay if the Economic Value Added performance factor of Ball Aerospace and Technologies Corp. (“BATC”) achieved is between 1.0 percent and 2.0 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program. The additional match is invested in accordance with participant elections. An additional match was not required for 2013.  An additional match in the amount of $9,170,808 was required for 2012, and was funded in 2013.

The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections.

Vesting

Participants are always fully vested in their own contributions and related earnings. With the exception of certain employee groups, participants are also always fully vested in Company matching contributions and any additional Company contributions, including related earnings. Certain employee groups vest ratably in Company contributions over a maximum of 6 years. Participants should refer to the summary Plan documents for further information. As of and for the years ended December 31, 2013 and 2012, there was no significant forfeiture activity.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. A request for distribution may be directed to the recordkeeper via

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Loans are interest bearing at 1 percent above the published prime rate and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12-month period, or 50 percent of a participant’s eligible account balance. Participant loans at December 31, 2013, had interest rates ranging from 4.25 percent to 9.5 percent and maturity dates ranging from 2014 to 2036.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on the Ball Corporation common stock or to receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The accounting guidance prescribes that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date).

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company. The Plan pays for certain loan transaction fees that are charged to the related participants’ accounts.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Note 3–Fair Value Measurements

Generally accepted accounting principles establish a framework for measuring value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●
Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Ball Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Investment contracts: The fair value of the traditional investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The individual assets of the synthetic investment contracts are valued at the net asset value of the underlying assets; which are interests in common/collective trusts.   The fair value of the wrapper contract for the synthetic investment contracts is determined using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrapper fees and the wrapper fee being charged. The difference is calculated as a dollar value as discounted by the prevailing interpolated swap rate as of period end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Transfers between levels:  Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume, or bid-ask spreads.  The Plan’s policy is to assume the transfer occurs at the beginning of the period.  During years ended December 31, 2013 and 2012, there were no transfers between levels.

During the years ended December 31, 2013 and 2012, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

The Plan does not include any Level 3 investments. The levels assigned to the Plan’s investments as of December 31, 2013 and 2012 are summarized in the table below.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds:
Index funds	$366,445,701	$–	$366,445,701
Balanced funds	194,251,122	–	194,251,122
Money Market	77,960,991	–	77,960,991
Growth funds	191,269,633	–	191,269,633
Value funds	102,429,307	–	102,429,307
Target-dated retirement funds	270,736,400	–	270,736,400
Total Mutual Funds	1,203,093,154	–	1,203,093,154

Ball Corporation Common Stock	453,832,118	–	453,832,118

Investment Contracts:
Synthetic contracts	–	146,563,697	146,563,697
Traditional contracts	–	2,907,870	2,907,870
Total Investments contracts	–	149,471,567	149,471,567

Total investments at fair value	$1,656,925,272	$149,471,567	$1,806,396,839

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds:
Index funds	$304,705,890	$–	$304,705,890
Balanced funds	170,687,738	–	170,687,738
Money Market	88,225,317	–	88,225,317
Growth funds	139,187,194	–	139,187,194
Value funds	78,551,195	–	78,551,195
Target-dated retirement funds	208,247,219	–	208,247,219
Total Mutual Funds	989,604,553	–	989,604,553

Ball Corporation Common Stock	433,838,541	–	433,838,541

Investment Contracts:
Synthetic contracts	–	159,633,788	159,633,788
Traditional contracts	–	2,879,505	2,879,505
Total Investments contracts	–	162,513,293	162,513,293

Total investments at fair value	$1,423,443,094	$162,513,293	$1,585,956,387

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 4–Investments

Except for its investment contract with an insurance company (Note 5), the funds are managed by the trustee of the Plan. The investments are maintained under the ERISA guidelines and guidelines provided by the Company.

The following investments individually represent 5 percent or more of the Plan’s net assets available for benefits.

	December 31,	December 31,
	2013	2012

Ball Corporation Common Stock	$453,832,118	$433,838,541
Vanguard Wellington Investment Fund	194,251,122	170,687,738
Vanguard Institutional Index Fund	192,077,179	147,938,947
Vanguard Total Bond Market Index Fund	–	92,038,822
Vanguard Prime Money Market Fund	–	88,225,317

For the years ended below, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,	December 31,
	2013	2012

Mutual Funds	$178,282,860	$85,929,427
Ball Corporation Common Stock	61,097,365	91,458,002
	$239,380,225	$177,387,429

Note 5–Investment Contracts

Participants invest in units of the Ball Corporation Investment Contract Fund which contains various benefit-responsive investment contracts with various banks and insurance companies (“Issuers”) in the form of Group Annuity Contracts (“GACs”) and Synthetic Guaranteed Investment Contracts (“SICs”). The Ball Corporation Investment Contract Fund also included $5,395,953 and $6,112,708 in the Vanguard Prime Money Market Fund as of December 31, 2013, and 2012, respectively. These amounts are included in the mutual funds line in the Statements of Net Assets Available for Benefits. The Issuers of the GACs maintain the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SICs are wrapper contracts paired with underlying investments of high quality, intermediate term, fixed income securities. The Plan purchases wrapper contracts from financial services institutions. The SICs credit stated interest rates for specified periods of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero percent. The fair value of the wrapper contracts was not significant in 2013 or 2012. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments.

Certain events limit the ability of the Plan to transact at contract value with the Issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GACs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates without additional termination charges. However, the SICs generally impose conditions on both the Plan and the Issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The Plan may be in default if a breach of a material obligation under the contract or a material misrepresentation or a material amendment to the Plan agreement occurs. The Issuer may be in default if:  it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor Issuer does not satisfy the investment or credit guidelines applicable to issuers.

If, in the event of the default of an Issuer and the Plan is unable to obtain a replacement annuity or investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional Issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan will be able to do so. The combination of the default of an Issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an annuity or investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Contract termination may also occur by either party upon election and notice.

As described in Note 2, because the SICs and GACs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Plan by the Issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the Issuer. Such interest rates are reviewed periodically for resetting.

The average yields based on actual earnings and interest rates credited to participants were 2.23 percent in 2013, and 2.73 percent in 2012.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 6–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 7–Federal Income Tax Status

The Internal Revenue Service informed the Company by a letter dated September 16, 2013, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant.  The Plan has since been amended but the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 8–Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the Plan’s trustee/custodian and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. In addition, the Plan holds shares of Ball Corporation common stock, the Plan sponsor, which also qualifies as a party-in-interest. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.  Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.

Note 9–Concentrations, Risks and Uncertainties

The Plan has a significant concentration of Ball Corporation common stock. A change in the value of the Company stock can cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock, mutual funds and investment contracts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Through its direct investments, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the Issuers and changes in interest rates. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)

Note 10–Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits per the financial statements	$1,830,128,499	$1,616,250,723
Adjustment from contract value to fair value	3,597,368	7,891,732
Adjustment from contract value to fair value for Traditional Contract (GAC)	(2,570)	26,410
Deemed Distributions	(141,656)	(214,859)

Net assets available for benefits per the form 5500	$1,833,581,641	$1,623,954,006

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, to the Form 5500:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$213,877,776	$201,555,233
Transfer of assets	–	(1,677,739)
Adjustment from contract value to fair value – current year	3,597,368	7,891,732
Adjustment from contract value to fair value – prior year	(7,891,732)	(7,440,573)
Adjustment from contract value to fair value for Traditional Contract (GAC) – current year	(2,570)	26,410
Adjustment from contract value to fair value for Traditional Contract (GAC) – prior year	(26,410)	(90,761)
Deemed distributions – prior year	214,859	108,986
Deemed distributions – current year	(141,656)	(214,859)

Net increase in net assets available for benefits per the form 5500	$209,627,635	$200,158,429

Note 11–Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in the financial statements.

This information is an integral part of the accompanying financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2013
EIN  35-0160610 Plan #030

Identity of Issue/Description	Current Value

Mutual Funds:
Morgan Stanley Institutional–International Equity Portfolio	$23,636,960
TRP Growth Stock Fund	67,277,403
Vanguard Explorer Fund Admiral Shares(1)	62,415,562
Vanguard Institutional Index Fund(1)	192,077,179
Vanguard International Growth Fund Admiral Shares(1)	61,576,667
Vanguard Mid-Cap Index Fund Institutional Shares(1)	34,835,366
Vanguard Prime Money Market Fund(1)	77,960,991
Vanguard Small-Cap Index Fund Institutional Shares(1)	69,288,034
Vanguard Target Retirement 2010(1)	8,633,478
Vanguard Target Retirement 2015(1)	35,349,217
Vanguard Target Retirement 2020(1)	49,881,780
Vanguard Target Retirement 2025(1)	53,740,013
Vanguard Target Retirement 2030(1)	35,735,534
Vanguard Target Retirement 2035(1)	26,691,810
Vanguard Target Retirement 2040(1)	19,256,800
Vanguard Target Retirement 2045(1)	18,231,931
Vanguard Target Retirement 2050(1)	4,569,187
Vanguard Target Retirement 2055(1)	1,312,547
Vanguard Target Retirement 2060(1)	1,005,572
Vanguard Target Retirement Income(1)	16,328,532
Vanguard Total Bond Market Index Fund Institutional Shares(1)	70,245,122
Vanguard Wellington Fund Investor Shares(1)	194,251,122
Vanguard Windsor II Fund Admiral Shares(1)	78,792,347
Total Mutual Funds	1,203,093,154

Ball Corporation Common Stock(1)	453,832,118

Investment Contracts:

Monumental Ball Syn –MON1125T
Total contract at fair value	25,553,496

New York Life Insurance
Total contract at fair value	7,836,285

Prudential GA-62340 Ball
Total contract at fair value	14,551,332

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year) at December 31, 2013 EIN 35-0160610 Plan #030
Identity of Issue/Description	Current Value

Prudential GA - 62341 Ball
Total contract at fair value	14,483,519

State Street Bank – 104043
Total contract at fair value	26,865,671

United of Omaha – 14810
Total contract at fair value	25,328,773

American Gen – AG1644143
Total contract at fair value	15,765,362

Bank of Toyko – BTMUBALL1
Total contract at fair value	15,781,285

Metlife GAC
Total contract at fair value	2,907,870

Total investment contracts	149,073,593

Net receivables/(payables)	397,974

Net investment contracts	149,471,567
Notes Receivable from Participants (4.25% to 9.5%, maturity dates range from 2013 to 2036) (1)	26,661,965

Total assets held (at end of year)	$1,833,058,804

(1) Identified party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ball Corporation Employee Benefits Administration Committee, which Committee administers the employee Plans, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	/s/ Shawn M. Barker
		Name:	Shawn M. Barker
Date: June 26, 2014		Title:	Vice President and Controller

Ball Corporation
Form 11-K
June 26, 2014

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23	Consent of CliftonLarsonAllen LLP, Independent Registered Public Accounting Firm